UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS 2019B Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,954,035 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,954,035 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,035 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement (as defined below).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,954,035 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,954,035 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,035 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,954,035 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,954,035 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,035 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,954,035 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,954,035 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,035 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,954,035 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,954,035 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,035 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 18, 2018, as previously amended (the “Schedule 13D”), by 2019B Cayman Limited (“2019B Cayman”), CITIC Capital China Partners IV, L.P., a Cayman Islands exempted limited partnership (“CCCP IV”), CCP IV GP Ltd., a company organized under the laws of the Cayman Islands (“CCP IV GP”), CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”) and CITIC Capital Holdings Limited, a Hong Kong corporation (“CCHL”) (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

On December 30, 2020, the transactions under the PWM SPA and Parfield SPA were closed. As such, 2019B Cayman acquired the PWM Sale Shares (910,167 Ordinary Shares) from PWM and the Parfield Sale Shares (300,000 Ordinary Shares) from Parfield.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof, based upon the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

			Number of Ordinary Shares Beneficially Owned by Each R eporting Person with:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
2019B Cayman	4,954,035	12.8%	4,954,035	0	4,954,035	0
CCCP IV	4,954,035	12.8%	4,954,035	0	4,954,035	0
CCP IV GP	4,954,035	12.8%	4,954,035	0	4,954,035	0
CCPL	4,954,035	12.8%	4,954,035	0	4,954,035	0
CCHL	4,954,035	12.8%	4,954,035	0	4,954,035	0

2019B Cayman is the record holder of 4,954,035 Ordinary Shares. CCCP IV holds 70.2% of the equity interest in 2019B Cayman and CCC Co-Investment holds 29.8% of the equity interest in 2019B Cayman.

The sole general partner of CCCP IV is CCP IV GP, which is indirectly wholly owned by CCPL.

The sole general partner of CCC Co-Investment is CC (2019B) GP Ltd, which is indirectly wholly owned by CCPL.

CUSIP No. G21515104

CCHL owns 51% of the issued and outstanding ordinary shares of CCPL.

Each of CCCP IV, CCP IV GP, CCPL, CCHL may be deemed to have beneficial ownership of the Ordinary Shares held of record by 2019B Cayman; however, each of CCPL and CCHL hereby expressly disclaims any such beneficial ownership.

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and, as disclosed in the Amendment No. 6 to Schedule 13E-3 filed with the SEC on December 18, 2020, such “group” may be deemed to beneficially own an aggregate of 26,758,725 Ordinary Shares, which collectively represents approximately 68.8% of the total number of Ordinary Shares issued and outstanding as of the date of such filing. Neither the filing of this Amendment No. 10 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)       Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       None.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

Item 4 above is incorporated herein by reference.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2020

2019B CAYMAN LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 10 to Schedule 13D]